Atlas Copco

05012979

RECEIVED
2005 DEC -1 P 2:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, November 28, 2005

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco receives large compressor order from fuel gas booster market

Atlas Copco AB
Group Communications

Katarina Dahn

Sent by DHL 477 7852 295

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

SEC 82-812

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco receives large compressor order from fuel gas booster market

Stockholm, Sweden, November 28, 2005: Atlas Copco has received a large order from Hyundai Engineering and Construction Co. Ltd, Korea, for specialized compressors, further improving its position in the fuel gas booster market. The overall order value is more than MSEK 95 (MUSD 12).

The two-stage centrifugal gas compressors will be used as fuel gas booster compressors for power generation, by boosting pipeline gas pressure to the level required by the gas turbine. Hyundai's customer will use the system to generate electricity for the city of Dubai in the United Arab Emirates.

"Our experience, reliability, and the cost-effectiveness of our solution were the key factors in winning this substantial contract from Hyundai," says Bengt Kvarnbäck, Business Area President, Atlas Copco Compressor Technique. *"Importantly, this project puts Atlas Copco in an excellent position in the future fuel gas booster market."*

The order marks the second part of a multi-phase project: Atlas Copco also won an order for fuel gas booster compressors in phase one. The generated power for this phase is 1 200 MW. This latest contract further strengthens Atlas Copco Comptec's long-standing relationship with Hyundai. While this is the first joint project in the fuel gas booster market, Atlas Copco has supplied machines to Hyundai for other applications in the past.

Atlas Copco Comptec in the United States, part of Atlas Copco's Gas and Process division, won the contract. Delivery of the first compressors is scheduled to begin in July 2006.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Gas and Process is a division within Atlas Copco's Compressor Technique business area. It is responsible for development, manufacturing and sales of large, customized gas and process compressors and turbo expanders, and their respective aftermarket products. The division's products are used primarily by the oil and gas, chem/petrochemical process and power industries, and also by industries that specialize in gas production through air separation. The division is headquartered in Cologne, Germany and has worldwide sales, service and application center resources. More information is available on www.atlascopco.com.